Exhibit 17(aaaa)
AXA ENTERPRISE MULTIMANAGER FUNDS TRUST
SUPPLEMENT DATED JULY 1, 2006 TO THE
PROSPECTUS DATED MARCH 1, 2006
This Supplement updates certain information contained in the above-referenced Prospectus of AXA Enterprise Multimanager Funds Trust (the “Trust”). You may obtain an additional copy of the Prospectus, free of charge, by writing to the Trust’s distributor, Enterprise Fund Distributors, Inc., at Atlanta Financial Center, 3343 Peachtree Road, N.E., Suite 450, Atlanta, Georgia 30326. You should read this Supplement in conjunction with the Prospectus and retain it for future reference.
The purpose of this supplement is to provide you with information about a name change involving a sub-adviser to the AXA Enterprise Multimanager Value Fund.
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AXA Enterprise Multimanager Value Fund
Effective July 1, 2006, Institutional Capital Corporation will be known as Institutional Capital LLC.